

Ever wish you got in early on the next big thing?

This is that moment.



CanMonkey is *taking off* - and before we go fully public on **August 20ᵗʰ**, we're opening the doors **exclusively to YOU**, our customers and biggest supporters, to become **early investors**.

We're launching a **Community Round on Wefunder**, and this is your chance to own a piece of one of the **fastest-growing startups in the U.S.** (just ask the **INC 5000**).

 Over **10,000+ properties** are already on the platform in **25 states**
 We created our own market—and **we're leading it.**

Register your interest now to receive priority access and exclusive perks before we open to the public:

We're just getting started—and we want *you* on this journey with us. **Stay tuned - details on how to invest are coming in hot.***

Let's build something legendary,

— **Team CanMonkey** 🚀









Register Interest Now

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file in the coming weeks, you'll be able to confirm your investment. **Some necessary disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. 3. Any indication of interest involves no obligation or commitment of any kind.*

CanMonkey

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